Exhibit 99.2

SPX Technologies to Acquire Crawford United

Expands SPX Technologies’ HVAC Capabilities with Highly Engineered Custom Air-Handling Solutions

CHARLOTTE, N.C. and CLEVELAND, Dec. 8, 2025 — SPX Technologies, Inc. (NYSE:SPXC) (“SPX” or the “Company”) and Crawford United Corporation (OTC: CRAWA) (“Crawford United”) announced today that they have entered into a definitive agreement for SPX to acquire Crawford United, a Cleveland-based holding company with a broad portfolio of highly engineered air handling and industrial products.

The agreement provides for Crawford United to merge with a subsidiary of SPX, with holders of Class A and Class B common stock of Crawford United to receive, after adjustments for satisfaction of indebtedness and payment of expenses, estimated cash consideration of approximately $83.42 per share, representing an aggregate transaction value of $300 million.

The addition of Crawford United’s Commercial Air-Handling Equipment segment, comprised of Air Enterprises and Rahn Industries businesses, will expand SPX’s HVAC portfolio of custom air handling solutions and enhance its coil offering, bringing complementary technologies, design capabilities, and manufacturing footprint. Together, these capabilities will advance SPX’s strategy to deliver differentiated solutions, drive long-term value for customers and shareholders, and align well with its capital deployment strategy of acquiring high-engineering content businesses. The Commercial Air-Handling Equipment segment reported sales of $81.6 million and segment operating profit of $22.8 million during the trailing twelve-month period ended September 30, 2025.

“We are excited to welcome the Crawford United team,” said Gene Lowe, SPX Technologies President & CEO. “Their commercial air-handling business is an excellent fit for our HVAC platform, strengthening our ability to deliver end-to-end solutions to customers in healthcare, universities, pharmaceutical, advanced manufacturing and commercial markets. This acquisition will advance our growth strategy and further differentiate SPX as a leader in engineered solutions.”

“Joining SPX provides our employees, customers and suppliers with a dynamic global partner,” said Brian Powers, Chief Executive Officer of Crawford United. “We believe that our Commercial Air-Handling Equipment segment will benefit significantly from SPX’s capabilities, and we are committed to ensuring a seamless transition and strong combined future.”

Upon closing, Crawford United’s Commercial Air Handling Equipment segment will be included in SPX’s HVAC segment. Crawford United’s Industrial & Transportation Products segment, which includes an attractive portfolio of businesses serving aerospace, defense, transportation, and marine markets, is noncore to SPX’s long-term strategy. These non-core businesses will be recorded by SPX as assets held for sale, with their results reported as discontinued operations while the Company executes its plan to sell these businesses, including identifying a suitable buyer(s). SPX intends for these non-core businesses to continue to operate without disruption to ensure a smooth transition for employees and customers throughout the process.

The transaction is expected to close during the first quarter of 2026, subject to customary closing conditions, required regulatory approvals, and approval by Crawford United’s shareholders.

The board of directors of each of SPX and Crawford United have unanimously approved the transaction, and shareholders of Crawford United collectively holding more than two-thirds of the outstanding voting power of each class of its common stock have entered into support agreements with SPX agreeing to vote in favor of the merger transaction. These voting agreements terminate in the event that the agreement is terminated. Under the terms of the merger agreement, Crawford United may entertain and engage in negotiations with respect to unsolicited acquisition proposals which its board determines constitute or would reasonably be expected to result in a superior proposal to acquire Crawford United and, in certain circumstances, terminate the agreement to accept such a superior acquisition proposal subject to the payment to SPX of a termination fee. SPX has customary matching rights with respect to superior proposals under the terms of the agreement. Further details with respect to the transaction are included in the merger agreement, which is included as an exhibit to a Current Report on Form 8-K being filed today by Crawford United with the Securities and Exchange Commission (the “SEC”) to be available on the SEC’s website at www.sec.gov upon filing.

Additional Information and Where to Find It: Crawford United intends to file with the SEC a proxy statement in connection with the proposed transaction with SPX. The definitive proxy statement will be distributed to the shareholders of Crawford United and will contain important information about the proposed transaction and related matters. SECURITY HOLDERS OF CRAWFORD UNITED ARE URGED TO READ THE PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The proxy statement and other relevant materials (when they become available), and any other documents filed by Crawford United with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders of Crawford United will be able to obtain free copies of the proxy statement from Crawford United by contacting Crawford United Corporation, 10514 Dupont Avenue, Cleveland, Ohio 44108, Attn: Investor Relations, or by telephone at (216) 243-2614.

Participants in the Solicitation: Crawford United and SPX and their respective directors, executive officers and employees may be deemed to be “participants” in the solicitation of proxies from Crawford United’s shareholders in connection with the proposed transaction. Information about Crawford United’s directors and executive officers in the proposed transaction is set forth in Crawford United’s proxy statement for its 2025 Annual Meeting of Shareholders filed with the SEC on April 9, 2025 and its Annual Report on Form 10-K for the year ended December 31, 2024, filed on February 27, 2025. Additional information concerning the interests of Crawford United’s participants in the solicitation, which may, in some cases, be different than those of Crawford United’s shareholders generally, will be included in Crawford United’s proxy statement relating to the proposed transaction when it becomes available. Information about SPX’s directors and executive officers is set forth in SPX’s proxy statement for its 2025 Annual Meeting of Stockholders filed with the SEC on April 3, 2025 and its Annual Report on Form 10K for the year ended December 31, 2024, filed on February 26, 2025. These documents are available free of charge at the SEC’s website at www.sec.gov, and by going to Crawford United’s Investor Relations page on its corporate website at www.crawfordunited.com or by going to SPX’s Investor Relations page on its corporate website at www.spx.com.

About SPX Technologies, Inc: SPX Technologies is a supplier of highly engineered products and technologies, holding leadership positions in the HVAC and detection and measurement markets. Based in Charlotte, North Carolina, SPX has approximately 4,300 employees in 16 countries. SPX Technologies is listed on the New York Stock Exchange under the ticker symbol “SPXC.” For more information, please visit www.spx.com.

About Crawford United Corporation: Crawford United Corporation is a Cleveland-based holding company that owns and operates a portfolio of manufacturing businesses focused on precision components, commercial air-handling equipment, and industrial & transportation products. For more information, please visit www.crawfordunited.com.

Forward-Looking Statements: Statements in this press release that express a belief, expectation, or intention, as well as those that are not historical fact, including SPX’s anticipated acquisition of Crawford United and any subsequent disposition of the businesses comprising Crawford United’s Industrial & Transportation Products segment, are forward-looking statements under the Private Securities Litigation Reform Act of 1995. The words “will,” “intends,” “believe,” “expected,” “anticipated,” and similar expressions identify forward-looking statements. These forward-looking statements involve a number of risks and uncertainties that may cause actual events and results to differ materially from such forward-looking statements. These risks and uncertainties include, but are not limited to: risks and uncertainties with respect to the timing of and any potential delay in consummating SPX’s proposed acquisition of Crawford United, the risk that the conditions to closing of SPX’s acquisition of Crawford United (including the necessary regulatory approvals) may not be satisfied in the anticipated timeframe or at all and that such transaction may not close; the risk that regulatory approvals required for SPX’s acquisition of Crawford United are obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstances that could give rise to the termination of the agreement with respect to SPX’s acquisition of Crawford United, including the emergence of any superior acquisition proposals; uncertainties with respect to the extent of the adjustments to the merger consideration contemplated under the merger agreement which could result in the merger consideration per share being an amount other than $83.42; the possibility of unexpected costs, liabilities or delays in connection with SPX’s acquisition of Crawford United; risks that the acquisition disrupts current plans and operations of SPX or Crawford United; the risk that the disruption from the transaction may make it more difficult to maintain business and operational relationships, including retaining and hiring key personnel and maintaining relationships with Crawford United’s vendors and others with whom Crawford United does business; risks and uncertainties with respect to SPX’s ability to recognize the anticipated benefits of the transaction; the outcome of any legal proceedings that may arise with respect to the transaction; possible negative effects of the announcement of SPX’s acquisition of Crawford United on the market price of Crawford United’s common shares and/or operating results; and risks and uncertainties with respect to the identification of suitable buyers for the businesses comprising Crawford United’s Industrial & Transportation Products segment and whether such dispositions may be completed on terms and conditions acceptable to SPX or at all. SPX’s and Crawford United’s filings with the SEC, including their respective most recent Form 10‑K and Form 10‑Q, describe other risks and uncertainties.

SPX Investor Contact:

Mark A. Carano, Vice President, Chief Financial Officer and Treasurer

980.474.3806

Email: spx.investor@spx.com

Crawford United Investor Contact:

Brian E. Powers, President and Chief Executive Officer

216.243.2449